787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111
June 22, 2011
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	The Gabelli Equity Trust Inc. Securities Act File No. 333-173819 Investment Company Act File No. 811-04700
Ladies and Gentlemen:
     On behalf of The Gabelli Equity Trust Inc. (the “Fund”), pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, we hereby file via EDGAR transmission pre-effective amendment No. 1 to the Fund’s Registration Statement on Form N-2.
     Any questions or comments on the Registration Statement should be directed to the undersigned at (212) 728-8865.

Very truly yours,

/s/ Ryan P. Brizek Ryan P. Brizek
Enclosures

cc:	Bruce N. Alpert, The Gabelli Equity Trust Inc. Agnes Mullady, The Gabelli Equity Trust Inc. Carter W. Austin, The Gabelli Equity Trust Inc. Rose F. DiMartino, Esq., Willkie Farr & Gallagher LLP
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